Exhibit 9.1

Meridian Veterinary Holdings, LLC

3811 Turtle Creek Boulevard, Suite 875

Dallas, Texas 75219

VIA EMAIL DELIVERY

jprindt@meridiancap.com

July 15, 2025

Mr. J.P. Rindt

Meridian MV Chicago, LLC

3811 Turtle Creek Boulevard, Ste 875

Dallas, Texas 75219

Re:	Letter of Intent to Purchase the approximately 64,718 Gross Square Feet of Related Improvements on approximately 2.45 acres of land located at 3305 n California Ave, Chicago, IL 60618 (the “Property”).

Dear J.P.:

We are pleased to present to you this offer outlining the basic terms under which Meridian Veterinary Holdings, LLC or its designee (“Buyer”) would be willing to purchase the referenced property (the “Property”) from Meridian MV Chicago, LLC (“Seller”). The terms of this non-binding letter of intent (“Letter of Intent”) are as follows:

1.	Purchase Price. The purchase price (the “Purchase Price”) payable by Buyer to Seller at closing for a 100% fee simple interest in the Property and related improvements, free and clear of any liens and encumbrances, shall be [Thirty Two Million Five Hundred Thousand and 00/100s Dollars ($32,500,000.00).] The Purchase Price shall be payable in cash and assumption of existing debt (if Buyer so chooses) at Closing.

2.	The Contract. Following execution of this Letter of Intent by both parties, Buyer’s counsel will prepare a draft contract of Sale (the “Contract”) for Seller’s review and approval within fifteen (15) days of a fully executed Letter of Intent. The terms of such Contract shall be in substantial conformity with the Letter of Intent, which shall contain such other terms and conditions, including but not limited to, representations, warranties and covenants as are customarily included in contracts for the sale for improved property.

3.	Earnest Money. Within three (3) business days of Buyer and Seller executing the Contract, Buyer will deposit earnest money of [Three Hundred Twenty Five Thousand and no/100 Dollars ($325,000.00)] (“Earnest Money”) with Commonwealth Title of Dallas, Inc (“Title Company”), attn. Hailey Curran as the escrow agent. The Earnest Money shall be applied, together with interest thereon, to the Purchase Price at Closing. Following the expiration of the Feasibility Period (defined below), the Earnest Money shall be non-refundable except for Seller’s breach, and applicable to the Purchase Price at Closing.

MedVet Chicago LOI

4.	Feasibility Period. Buyer shall have a sixty (60) day period commencing on the effective date of the Contract (the “Feasibility Period”) during which Buyer may evaluate the Property, including but not limited to:

(a)	Performing all necessary building studies, environmental inspections and other required inspections and review.

(b)	Pursuing/confirming that all necessary permits, zoning, environmental reviews, licenses, etc., that are necessary for the Property and its use are in place as required.

(c)	Seller will provide the following items, provided they are in Seller’s possession or reasonable control: Lease Agreements, Operating and Financial Statements, Property Condition Reports, Building Plans, Existing Soil Reports, Environmental Reports, copies of any CC&R’s (Codes Covenants & Restrictions) and any governmental correspondence or other documents and notices relates to use, zoning, or any other regulatory matters.

(d)	Obtaining a title commitment and a survey

5.	Feasibility Extension. Upon the expiration of the Feasibility Period, Buyer shall have the right and option, at its sole discretion, to extend the Feasibility Period for one (1) period of sixty (60) days (the “Extension”). Such option shall be exercised by the Buyer giving written notice prior to the end of the current Feasibility Period together with payment of [One Hundred Thousand and 00/100s ($100,000.00)] (the “Additional Earnest Money”) for the sixty (60) day extensions granted. All Additional Earnest Money shall be added to the Earnest Money and shall be fully refundable until the expiration of the Feasibility Period and applicable to the Purchase Price at Closing.

6.	Title and Survey. Seller shall pay the premium for a standard coverage title insurance policy written by Commonwealth Title of Dallas, Inc. Any additional premium for a required survey endorsement will be at Buyer’s sole cost and expense. Within fifteen (15) days of execution of the contract, Seller shall deliver to Buyer a title commitment with all attachments and a copy of the most recent survey (the “Survey”) of the Property in Seller’s possession. Seller shall also deliver an Affidavit to the Title Company, in form and substance reasonably satisfactory to the Title Company, stating no changes or other matters shown by the Survey have changed since the Survey was prepared. If Buyer, Buyer’s lender or the Title Company requires a new Survey for any reason, then Buyer shall pay for the cost of the new Survey.

7.	Termination. If, during the Feasibility Period, for any reason whatsoever, Buyer elects not to proceed with the transaction, Buyer shall have the right to terminate the Contract whereupon the Earnest Money together with any interest earned thereon, shall be returned to Buyer, the Contract shall be void and the parties shall have no further obligations or recourse against each other. If at any time during the Feasibility Period, Buyer makes the determination that it will not have raised sufficient funds from its Reg A+ offering, Buyer may terminate the Contract and receive a full refund of any and all Earnest Money deposited as part of the planned transaction.

MedVet Chicago LOI

8.	Closing. The Closing Date will be the later of thirty (30) days after Buyer completes its Feasibility Period, including any Extensions or the date upon which Buyer has raised sufficient funds from its Reg A+ offering to close the purchase. Buyer and Seller shall each be responsible for 50% of the Escrow closing costs. Buyer and Seller shall each be responsible for its own legal expenses.

9.	Commissions. Seller shall be responsible for the payment of any brokerage commissions to Seller and Buyer’s agents, pursuant to a separate agreement.

10.	Assignment. Buyer, at its sole discretion, shall have the right to assign all rights in the Contract or acquire title in the name of an affiliated designee, provided that Buyer shall remain obligated under the Contract notwithstanding such assignment. To the extent required by Seller, Buyer and Seller shall cooperate with each other to affect a tax deferred exchange in accordance with Section 1031 of the IRS Code, as amended, provided that such cooperation shall be at no cost or liability to the cooperating party and neither party shall be required to accept title to any property other than the Property, expend any additional amounts of money above those amounts required pursuant to this Agreement, or extend the Closing Date.

11.	Hazardous Substances. The Purchase Price is premised upon the assumption that Buyer will be responsible for all costs for a Phase I environmental assessment on the Property. Seller represents and warrants to the best of its knowledge that there are no hazardous materials present on the Property. Buyer or Seller will have the right to terminate the Contract during the Feasibility Period or any Extension should any hazardous materials be found. If any hazardous materials are found, and a Phase II assessment is called for in the Phase I assessment, Seller shall have the option to either (i) permit, at its sole cost and expense, the Phase II assessment to occur, or (ii) terminate the Contract.

12.	Confidentiality. Buyer and Seller will keep the terms of this Letter of Intent, the proposed transaction and all information relating to the Property confidential, and shall not disclose any such information without the express written consent of the other party hereto, except that either party may disclose such information to its officers, directors, employees, counsel, accountants, and others who need to review such information in order to evaluate a potential acquisition of the Property by Buyer, or as otherwise required by law. The provisions of this paragraph are intended and shall be legally binding upon the Buyer and Seller.

13.	Legal Effect. A transaction of this type involves terms and conditions which have not yet been agreed upon, and this letter is not intended to be a complete or definitive statement of all the terms and conditions of the proposed transaction, but contemplates and is subject to the negotiation and execution of a definitive the Contract by the parties hereto. Except as provided in Paragraphs 4 concerning Property Information and Due Diligence, and Paragraph 12 concerning Confidentiality, neither Buyer nor Seller will be legally bound in any manner unless and until the Contract has been executed by both parties.

14.	Seller’s Representations and Warranties. As described in Section 2, Seller acknowledges that the Contract will contain representations and warranties by Seller such as but not limited to as follows: (i) there are no pending citations for code violations on the Property; (ii) there is no current, or pending litigation with regard to liens or claims against the Property; (iii) Seller has good and marketable title subject only to matters of record; (iv) Seller shall not solicit or accept any offers nor engage in any discussions concerning the sale of the Property; (v) there are no contracts or agreements affecting title to the Property except as provided to Buyer, and all documents provided by Seller to Buyer, before and after the Due Diligence period are true and complete.

MedVet Chicago LOI

If you agree with the forgoing terms, please execute this Letter of Intent and return it to the undersigned no later than [___________, 2025]. All of the agreements referenced herein will require complete execution of the Contract in order to be binding.

We look forward to working with you to successfully complete this transaction in an expeditious manner.

Sincerely,

Meridian Veterinary Holdings, LLC

By:
Name:	David K. Ronck
Its:	Authorized Representative

AGREED AND ACCEPTED, this day of ______, 2025

MERIDIAN MVC CHICAGO, LLC

By:
Name:	Curtis R. Boisfontaine, Jr.
Its:	Manager

MedVet Chicago LOI

Exhibit A

MedVet Chicago LOI